Exhibit 99.2

AMERICAS GOLD AND SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022
DATED AUGUST 12, 2022

Americas Gold and Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	3
Recent Developments and Operational Discussion	5
Results of Operations	11
Summary of Quarterly Results	13
Liquidity	13
Capital Resources	15
Off-Balance Sheet Arrangements	16
Transactions with Related Parties	16
Risk Factors	16
Accounting Standards and Pronouncements	17
Financial Instruments	17
Capital Structure	17
Controls and Procedures	17
Technical Information	18
Non-GAAP and Other Financial Measures	18

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management’s Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Forward-Looking Statements

Statements contained in this Management’s Discussion and Analysis (“MD&A”) of Americas Gold and Silver Corporation (the “Company” or “Americas Gold and Silver”) that are not current or historical factual statements may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). These forward-looking statements are presented for the purpose of assisting the Company's securityholders and prospective investors in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A describe expectations as at the date hereof; and (ii) actual results and events could differ materially from those expressed or implied. Capitalized terms used but not defined in this “Forward-Looking Statements” section of the MD&A shall have the meaning ascribed to such term elsewhere in the MD&A.

Specific forward-looking statements in this MD&A include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing for completion of the testing work and receipt of the results thereof at Relief Canyon; the timing for resumption of mining operations at Relief Canyon and if and when determined achieving ramp-up to full operations at Relief Canyon; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; statements regarding the Galena Complex Recapitalization Plan, including with respect to underground development improvements, equipment procurement and the high-grade Phase II extension exploration drilling program and expected results thereof; material uncertainties that may impact the Company’s liquidity in the short term; the effects of COVID-19; the Company’s review of pension valuation; changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; the Company’s ability to operate the Relief Canyon mine; the return to full production and maintaining full production at the Company's Cosalá Operations following the resolution of the illegal blockade and the resumption of mining and processing operations, including expected production levels; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; the suspension of certain operating metrics such as cash costs and all-in sustaining costs for the Galena Complex and Relief Canyon; the liquidity of the Company’s common shares; the proposed class action lawsuit against the Company and its Chief Executive Officer, and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Some of the risks and other factors (some of which are beyond Americas Gold and Silver's control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to: risks associated with market fluctuations in commodity prices; risks associated with generally elevated inflation; risks related to changing global economic conditions and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions, including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions, any or all of which may affect the Company's results of operations and financial condition; actual and potential risks and uncertainties relating to the emergence of new strains and/or the resurgence of COVID-19, actions that have been and may be taken by governmental authorities to contain the COVID-19 pandemic or to treat its impact and the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters), including potential material adverse effects on the Company’s business, operations and financial performance; actions that have been and may be taken by governmental authorities to contain COVID-19 or to treat its impact on the Company’s business; the actual and potential negative impacts of COVID-19 on the global economy, supply chains and financial markets; the Company is dependent on the success of the San Rafael project as well as its Cosalá Operations, the Galena Complex and the Relief Canyon mine, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; the Company may engage in hedging activities; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; and risks relating to climate change and the legislation governing it.

The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this MD&A represent the Company's views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation constitutes management’s review of the Company’s financial and operating performance for the three and six months ended June 30, 2022, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated August 12, 2022 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended June 30, 2022 and 2021. The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and 2021 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

In this report, the management of the Company presents operating highlights for the three months ended June 30, 2022 (“Q2-2022”) compared to the three months ended June 30, 2021 (“Q2-2021”) and for the six months ended June 30, 2022 (“YTD-2022”) compared to the six months ended June 30, 2021 (“YTD-2021”) as well as comments on plans for the future. Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment.

The Company has included certain non-GAAP and other financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reconciliations and descriptions can be found under “Non-GAAP and Other Financial Measures”.

This MD&A contains statements about the Company’s future or expected financial condition, results of operations and business. See “Forward-Looking Statements” above for more information on forward-looking statements.

Overview

The Company is a precious metals producer with two operations in the world's leading silver mining regions: the Galena Complex in Idaho, USA and the Cosalá Operations in Sinaloa, Mexico, and is advancing technical studies at the Relief Canyon mine (“Relief Canyon”) in Nevada, USA following a suspension of mining activities in August 2021.

In Idaho, USA, the Company operates the 60% owned producing Galena Complex (40% owned by Mr. Eric Sprott (“Sprott”)) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company entered into a joint venture agreement with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Galena Complex with an initial contribution of $15 million to fund capital improvements. The goal of the joint venture agreement is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine (the “Recapitalization Plan”).

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations in Sinaloa, Mexico, which includes the San Rafael silver-zinc-lead mine (“San Rafael”), after declaring commercial production in December 2017. Prior to that time, it operated the Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known precious metals and polymetallic deposits, past-producing mines, and development projects including the Zone 120 silver-copper deposit and the El Cajón silver-copper deposit. These properties are located in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico, which it acquired on October 8, 2020.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

In Nevada, USA, the Company is advancing technical studies at the 100%-owned, Relief Canyon mine located in Pershing County. The mine poured its first gold in February 2020 and declared commercial production in January 2021. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit. The past-producing mine includes three historic open-pit mines, a newly-constructed crusher, ore conveyor system, leach pads, and a refurbished heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company restarted the Cosalá Operations in Q4-2021 following the signing of an accord with the SNM Union and witnessed by the Mexican Ministries of Economy, Interior and Labour on July 6, 2021. The Company is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at the Galena Complex with the Recapitalization Plan, as well as resolving technical challenges at Relief Canyon. The Company will continue exploring and evaluating prospective areas accessible from existing infrastructure and the surface at the Galena Complex, and early-stage targets with an emphasis on the Cosalá District and the Relief Canyon area.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in each of the provinces of Canada, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Recent Developments and Operational Discussion

Q2-2022 Highlights

●
Consolidated attributable production of approximately 1.3 million ounces of silver equivalent[1], including 0.3 million ounces of silver, 9.9 million pounds of zinc and 6.4 million pounds of lead, with cost of sales of $9.76/oz silver equivalent produced[1], cash costs of ($2.72)/oz silver produced[1] and all-in sustaining costs of $5.37/oz silver produced[1] during the quarter.

●
Revenue of $20.0 million and net loss of $9.3 million for Q2-2022, or an attributable loss of $0.04 per share, representing an increase of $10.5 million in revenue[2] and a decrease in net loss of $8.5 million compared to Q2-2021, mainly due to higher revenue from restart of the Cosalá Operations, and gain on fair value of metals contract liability, offset in part by higher depletion and amortization, and higher income tax expense.

●	Net cash generated from operating activities[1] of $7.0 million during Q2-2022 representing a significant increase of $22.6 million compared to Q2-2021.
●
Following the resolution of the illegal blockade and reopening of the Cosalá Operations, the second quarter of 2022 continued with another strong quarter of production with approximately 128,000 ounces of silver, 9.9 million pounds of zinc, and 3.9 million pounds of lead produced, and all-in sustaining costs of $(25.89)/oz silver produced[1] during the quarter.

●
Phase II drilling of Galena’s Recapitalization Plan has completed approximately 19,000 meters of drilling with a focus on continued deeper exploration drilling and upgrading inferred mineral resources. The updated mineral resource estimate is expected to increase when completed in late Q3-2022.

●
Galena’s Recapitalization Plan is proceeding well with the Galena Complex increasing production to 285,707 ounces or 24% higher year-over-year silver production in Q2-2022 compared to Q2-2021. The Galena hoist project is proceeding well with commissioning expected in late Q4-2022.

●
YTD-2022 net income from the Cosalá Operations and Galena Complex operating segments increased by $10.3 million (+240%) and $2.0 million (+59%) compared to YTD-2021, respectively, for aggregate YTD-2022 segment net income of $4.6 million from those units.

●	The Company’s 2022 guidance remains at attributable production of 1.4 to 1.8 million silver ounces and 4.8 to 5.2 million silver equivalent ounces at cash costs of $4.00 to $5.00 per ounce silver.
●	The Company had a cash and cash equivalents balance of $8.8 million and working capital[1] deficit of $9.0 million as at June 30, 2022.

Cosalá Operations

The first half of 2022 was successful at the Cosalá Operations where production increased significantly as normal mining operations were re-established following the resolution of the illegal blockade and the reopening of the Cosalá Operations on September 13, 2021. During another full quarter of production in Q2-2022, the Cosalá Operations produced approximately 128,000 ounces of silver, 9.9 million pounds of zinc and 3.9 million pounds of lead. The Los Braceros processing plant was fed with over 147,583 tonnes with the milling rate averaging approximately 1,600 tonnes per day during Q2-2022 compared to nil from Q2-2021.

Initial production from the restart focused on maximizing near-term free cash flow by mining high-grade zinc areas of the Main Zone which were fully developed prior to the illegal blockade. The increase in production and higher realized silver, zinc, and lead prices provided greater liquidity for the Company and its consolidated operations. Over the course of the next few months, the mine will continue development and increase production from the Upper Zone, which is expected to carry significantly higher silver grades approximately 5-6 times higher than the Main Zone beginning in August 2022.

1 This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
2 Certain fiscal 2021 amounts were adjusted through changes in accounting policies. See “Accounting Standards and Pronouncements” section for further information.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Galena Recapitalization Plan

The Recapitalization Plan at the Galena Complex is continuing to progress with year-over-year silver production increasing in 2022 compared to 2021. Production in Q2-2022 was 285,707 ounces of silver and 4,220,837 pounds of lead compared with 230,071 ounces of silver and 4,329,163 pounds of lead in Q2-2021, a year-over-year increase of 24% in silver and decrease of 3% in lead, respectively. This improvement was due to the refurbishment and purchase of underground mobile equipment, capital investments (machinery and development), and mine-wide rehabilitation, including the 5500 Level loading pocket, which allows ore and waste to be skipped from this level. The Company also completed the purchase of a replacement hoist for the Galena hoist in Q3-2021 and is advancing engineering work to prepare for its commissioning by late Q4-2022. Further underground development improvements, additional equipment procurements, and an exploration drilling program designed to target high-grade extensions of historic veins below current workings will benefit the operation longer term by discovering additional high-grade silver resources, further improving mining efficiency and lowering cash costs.

Galena Exploration Update

The Phase II drill program at the Galena Complex began in late August 2021.  Phase II exploration has completed approximately 19,000 meters of drilling with a focus on continued deeper exploration drilling and upgrading inferred mineral resources. The initial focus was to test the recently discovered Silver Vein extension below the 5500 Level, the deepest level of the mine. To date, the Silver Vein extension has been delineated to over 400 ft below the 5500 Level. As part of the 5500 Level drilling of the Silver Vein extension, the Company successfully intersected the high grade 185 Vein approximately 800 ft below the 5500 Level. Key intercepts from the Silver Vein extension and the 185 Vein include:

●	5500 Level:
o	55-196: 780 g/t silver and 1.1% copper (890 g/t AgEq3) over 1.5 m4
o	55-199: 1,405 g/t silver and 1.5% copper (1,561 g/t AgEq) over 1.8 m
o	55-200: 1,593 g/t silver, 0.2% lead and 0.9% copper (1,690 g/t AgEq) over 0.7 m including: 3,220 g/t silver, 0.4% lead and 1.7% copper (3,410 g/t AgEq) over 0.2 m
o	55-216: 4,010 g/t silver and 3.9% copper (4,420 g/t AgEq) over 1.2 m
o	55-217: 1,460 g/t silver and 1.3% copper (1,594 g/t AgEq) over 1.7 m including: 9,600 g/t silver and 8.8% copper (10,500 g/t AgEq) over 0.2 m and: 4,120 g/t silver and 3.1% copper (4,440 g/t AgEq) over 0.3 m and: 1,745 g/t silver, 7.8% lead and 0.8% copper (2,111 g/t AgEq) over 0.8 m

In addition to deep exploration drilling, the Company has focused on in-fill drilling to upgrade inferred mineral resources adjacent to current production areas to the measured and indicated categories. The updated mineral resource estimate is expected to further increase when completed in late Q3-2022.

A full table of the Company’s latest drill results can be found at:
https://americas-gold.com/site/assets/files/4297/dr20220623.pdf. The information contained on our website is not incorporated by reference herein and should not be considered part of this MD&A.

3 AgEq for drilling results only were calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead and equivalent metallurgical recoveries were assumed for all metals (silver, lead and copper). Otherwise throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
4 Meters represent “True Width” which is calculated for significant intercepts only and based on orientation axis of core across the estimated dip of the vein.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Relief Canyon Update

The Company is committed to continuing efforts to resolve metallurgical challenges experienced at Relief Canyon. Relief Canyon temporarily suspended mining operations as of August 13, 2021 with approval by the Board of Directors. The Company continues leaching operations and working to improve recovery and operations through ongoing technical studies and metallurgical test programs. The Company will reassess the status of the operation as the results of these efforts (and others) become available and the results are evaluated.

COVID-19 Pandemic

The COVID-19 pandemic continued to disrupt global health and the economy and has created an indeterminate period of volatility in the markets in which the Company operates. The Company has been closely monitoring on-going developments of COVID-19, declared a global pandemic by the World Health Organization on March 11, 2020, and continues to mitigate risks related to the COVID-19 pandemic and the impact on the Company’s projects, operations, business, supply chain, and most importantly the health and safety of its employees. Preventive measures to ensure the safety of the Company’s workforce and local communities were implemented. There have been no significant outbreaks of COVID-19 that have impacted the Company’s ability to operate at any of the Company’s operations to date.

Other Items During YTD-2022

On April 29, 2021, the Company issued a secured convertible debenture to Royal Capital Management Corp. (“RoyCap”) due April 28, 2024 (the “2024 Convertible Debenture”) for total of C$18.8 million with interest payable at 8% per annum, repayable at the Company’s option prior to maturity subject to payment of a redemption premium, and convertible into common shares of the Company at the holder’s option at a conversion price of C$3.35, ending with an outstanding principal balance of C$17.9 million at the end of fiscal 2021. As of August 12, 2022, the 2024 Convertible Debenture was further reduced to C$16.3 million through partial retractions by RoyCap for C$1.6 million settled through issuance of approximately 1.6 million of the Company’s common shares.

In July 2021, the Company was served with a statement of claim filed in the Ontario Superior Court of Justice to commence a proposed class action lawsuit against the Company and its Chief Executive Officer (the “Action”). Pursuant to the Action, the representative plaintiff seeks damages of C$130 million in relation to the Company’s public disclosure concerning its Relief Canyon mine. Although no assurance can be given with respect to the ultimate outcome, the Company believes that the complaint against it is unfounded and without merit and intends to vigorously defend the proceeding.

On May 17, 2021, the Company announced it had entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co. LLC, acting as the lead agent, and Roth Capital Partners, LLC, as agent, pursuant to which the Company established an at-the-market equity program for aggregate gross proceeds to the Company of up to $50.0 million. As of August 12, 2022, approximately 39.5 million common shares were sold pursuant to the ATM Agreement with an average price per common share of approximately $1.06 for gross proceeds of approximately $42.0 million.

On March 24, 2022, the Company closed a non-brokered private placement with Sandstorm Gold Ltd. (“Sandstorm”) for gross proceeds of $2.5 million through issuance of approximately 2.1 million of the Company’s common shares priced at approximately C$1.50 per share.

On June 24, 2022, the Company closed a non-brokered private placement with Sandstorm Gold Ltd. (“Sandstorm”) for gross proceeds of $2.2 million through issuance of approximately 3.2 million of the Company’s common shares priced at approximately C$0.90 per share.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Consolidated Results and Developments

	Q2-2022	Q2-2021 [4,5]	YTD-2022	YTD-2021[4,5]
Revenue ($ M)	$20.0	$9.5	$46.4	$19.9
Silver Produced (oz)[1]	299,228	138,043	599,544	289,344
Zinc Produced (lb)[1]	9,941,949	-	19,515,192	-
Lead Produced (lb)[1]	6,447,775	2,597,498	12,815,252	5,619,664
Total Silver Equivalent Produced ($/oz)[1,2,3]	1,343,062	232,561	2,617,532	488,851
Cost of Sales/Ag Eq Oz Produced ($/oz)[1,3]	$9.76	-	$10.00	-
Cash Costs/Ag Oz Produced ($/oz)[1,3]	$(2.72)	-	$(6.13)	-
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1,3]	$5.37	-	$1.34	-
Net Loss ($ M)	$(9.3)	$(17.8)	$(9.6)	$(109.6)
Comprehensive Income (Loss) ($ M)	$(7.0)	$(18.7)	$(4.2)	$(105.8)

[1]
Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[3]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[4]
Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade and disclosure of certain operating metrics were suspended during the Galena Recapitalization Plan implementation.

[5]	Certain fiscal 2021 amounts were adjusted through changes in accounting policies. See “Accounting Standards and Pronouncements” section for further information.

Consolidated operating results from Q2-2022 were significantly improved compared to Q2-2021 due to the restart of mining operations at the Cosalá Operations in Q4-2021 and return to full production thereafter  following the removal of the illegal blockade. The consolidated attributable production of silver and silver equivalent5 during Q2-2022 increased by approximately 117% and over 478%, respectively, compared to Q2-2021.

Revenue increased by $10.5 million or 110% to $20.0 million in Q2-2022 from $9.5 million during Q2-2021. The increase in revenue was primarily due to the restarted Cosalá Operations with increased silver, zinc, and lead production, and increased silver production at the Galena Complex though at lower realized silver prices during the period. The average realized zinc price3 increased by 30% during the period to $1.71/lb. (increase in realized zinc price was determined by comparison to the average London silver spot price as there were no sales of zinc during Q2-2021). The average realized silver price3 decreased by 15% from Q2-2021 to Q2-2022 with a price of $22.45/oz for Q2-2022 (Q2-2021 – $26.42/oz) which is comparable to the average London silver spot price of $22.65/oz for Q2-2022 (Q2-2021 – $26.70/oz).

The Company recorded a net loss of $9.3 million for the three months ended June 30, 2022 compared to a net loss of $17.8 million for the three months ended June 30, 2021. The decrease in net loss was primarily attributable to higher net revenue, and gain on fair value of metals contract liability, offset in part by higher depletion and amortization, and higher income tax expense. The Company significantly reduced the consolidated monthly spend with the suspension of mining at Relief Canyon that contributed to prior period’s net loss. These variances are further discussed in the following sections.

5 This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Cosalá Operations

	Q2-2022	Q2-2021	[3]	YTD-2022	YTD-2021[3]
Tonnes Milled	147,583	-		288,175	-
Silver Grade (g/t)	50	-		51	-
Zinc Grade (%)	3.96	-		3.96	-
Lead Grade (%)	1.65	-		1.71	-
Silver Recovery (%)	53.7	-		53.8	-
Zinc Recovery (%)	77.2	-		77.6	-
Lead Recovery (%)	73.1	-		71.6	-
Silver Produced (oz)	127,803	-		254,570	-
Zinc Produced (lb)	9,941,949	-		19,515,192	-
Lead Produced (lb)	3,915,273	-		7,793,520	-
Total Silver Equivalent Produced ($/oz)[1,2]	1,063,644	-		2,053,844	-
Silver Sold (oz)	116,564	-		239,841	-
Zinc Sold (lb)	9,280,165	-		18,428,995	-
Lead Sold (lb)	3,570,350	-		7,335,305	-
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$7.48	-		$7.70	-
Cash Costs/Ag Oz Produced ($/oz)[2]	$(35.97)	-		$(42.39)	-
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$(25.89)	-		$(34.17)	-

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[3]	Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade.

The first half of 2022 was successful at the Cosalá Operations where production increased significantly during the period as normal mining operations were re-established following the resolution of the illegal blockade with the reopening of the Cosalá Operations on September 13, 2021. Continuing full quarter of production in Q2-2022, the Cosalá Operations produced approximately 128,000 ounces of silver, 9.9 million pounds of zinc and 3.9 million pounds of lead. The Los Braceros plant processed approximately 147,583 tonnes with the milling rate averaging approximately 1,600 tonnes per day during Q2-2022 compared to nil from Q2-2021. Operating cost metrics have benefited significantly from the increase in realized prices of zinc and lead.

Initial production from the restart focused on maximizing near-term free cash flow by mining high-grade zinc areas of the Main Zone which were fully developed prior to the illegal blockade. Over the course of the next few months, the mine will continue development and increase production from the Upper Zone, which is expected to carry silver grades approximately 5-6 times higher than the Main Zone.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Galena Complex

	Q2-2022	Q2-2021	[3]	YTD-2022	YTD-2021[3]
Tonnes Milled	28,585	30,503		58,385	60,707
Silver Grade (g/t)	319	242		315	256
Lead Grade (%)	6.99	6.88		6.82	7.52
Silver Recovery (%)	97.5	96.8		97.3	96.5
Lead Recovery (%)	95.8	93.6		95.3	93.1
Silver Produced (oz)	285,707	230,071		574,956	482,240
Lead Produced (lb)	4,220,837	4,329,163		8,369,554	9,366,107
Total Silver Equivalent Produced ($/oz)[1,2]	465,697	387,601		939,480	814,751
Silver Sold (oz)	274,162	248,405		579,059	507,412
Lead Sold (lb)	4,029,850	4,745,453		8,450,602	9,946,561
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$18.46	-		$18.41	-
Cash Costs/Ag Oz Produced ($/oz)[2]	$22.09	-		$20.62	-
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$28.67	-		$27.55	-
All-In Sustaining Costs with Galena
Recapitalization Plan/Ag Oz Produced ($/oz)[2]	$36.75	-		$34.25	-

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[3]	Disclosure of certain operating metrics were suspended during the Galena Recapitalization Plan implementation.

The Company announced a strategic joint venture agreement with Sprott in September 2019 to recapitalize the mining operations at the Galena Complex. The goal of the joint venture is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine. The strategic 60/40 joint venture has allowed the Company to take positive action: to advance development, modernize infrastructure, purchase new mining equipment, and explore to define and expand silver resources.

The Company aims to commission the Galena hoist in late Q4-2022 which will increase hoisting capacity at the operation in Q4-2022 and beyond. Cash costs per ounce and all-in sustaining costs per ounce at the Galena Complex are also anticipated to decrease with the completion of the Galena replacement hoist considering most of the operations costs do not fluctuate significantly with increased ore tons mined or milled and are expected to decrease on a per silver ounce basis assuming expected higher silver and lead production beyond 2022.

Relief Canyon

As a result of consolidated capital allocation decisions, Relief Canyon suspended mining operations as of August 13, 2021, with the approval by the Board of Directors, while it continues leaching operations and ongoing technical studies. During YTD-2022, gold production was 1,347 ounces and silver production was 3,014 ounces from continuing leaching operations with 936 ounces of gold and 2,115 ounces of silver delivered and sold, respectively.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Guidance and Outlook

	2022 Guidance[1]	2023 Outlook[1]	2024 Outlook[1]
Silver Production (oz)	1.4 - 1.8 Moz	2.4 - 2.8 Moz	3.4 - 3.8 Moz
Zinc Production (lb)	36 - 40 Mlb	31 - 35 Mlb	33 - 37 Mlb
Lead Production (lb)	22 - 26 Mlb	21 - 25 Mlb	22 - 26 Mlb
Silver Equivalent Production (oz)	4.8 - 5.2 Moz	5.6 - 6 Moz	7 - 7.4 Moz
Cash Costs/Ag Oz Production ($/oz)	$4.00 - $5.00/oz
Capital Expenditures - Sustaining ($)	$12 - $14 M
Capital Expenditures - Growth ($)	$6 - $7 M
Exploration Drilling ($)	$2.5 - $3 M

[1]
Throughout this MD&A, guidance for 2022 and outlook for 2023 and 2024 is based on production of the Cosalá Operations at 100% and the Galena Complex at 60% (40% owned by Sprott), and silver equivalent production for guidance and outlook was calculated based on $22.00/oz silver, $1.30/lb zinc and $0.95/lb lead.

The Company continues to expect significant increases to metals production in 2022 following the resolution of the illegal blockade at the Cosalá Operations and continued recapitalization at the Galena Complex. The Company’s guidance for 2022 remains at attributable production of 1.4 to 1.8 million silver ounces and 4.8 to 5.2 million silver equivalent ounces at cash costs of $4.00 to $5.00 per ounce silver.

Results of Operations

Analysis of the three months ended June 30, 2022 vs. the three months ended June 30, 2021

The Company recorded a net loss of $9.3 million for the three months ended June 30, 2022 compared to a net loss of $17.8 million for the three months ended June 30, 2021. The decrease in net loss was primarily attributable to higher net revenue ($10.5 million) and gain on fair value of metals contract liability ($3.2 million), offset in part by higher cost of sales ($0.9 million), higher depletion and amortization ($2.6 million), and higher income tax expense ($1.5 million) each of which are described in more detail below.

Revenue increased by $10.5 million to $20.0 million for the three months ended June 30, 2022 from $9.5 million for the three months ended June 30, 2021. The increase was primarily due to $12.7 million in revenue from the Cosalá Operations in Q2-2022, less a $1.5 million decrease in silver and lead revenue at the Galena Complex from lower realized metal prices during the period.

Cost of sales increased by $0.9 million to $17.7 million for the three months ended June 30, 2022 from $16.8 million for the three months ended June 30, 2021. The increase was primarily due to a $8.0 million decrease in cost of sales due to the suspension of mining operations at Relief Canyon, offset by a $7.9 million increase in cost of sales from the Cosalá Operations in Q2-2022, and a $1.0 million increase in cost of sales from the Galena Complex due to an increase in operating costs.

Depletion and amortization increased by $2.6 million to $6.0 million for the three months ended June 30, 2022 from $3.4 million for the three months ended June 30, 2021. The increase was primarily due to a $1.6 million increase in depletion and amortization from the Cosalá Operations Q2-2022 plus a $0.8 million increase in depletion and amortization from the Galena Complex due to increased units of production.

Gain on fair value of metals contract liability of $3.2 million was recorded during the three months ended June 30, 2022 due to a change in fair value of the Company’s metals contract liability to Sandstorm during the period, primarily due to the decrease in gold price forward curve compared to Q1-2022.

Income tax expense increased by $1.5 million due to income and mining taxes accrued from the Cosalá Operations during the period.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Analysis of the six months ended June 30, 2022 vs. the six months ended June 30, 2021

The Company recorded a net loss of $9.6 million for the six months ended June 30, 2022 compared to a net loss of $109.6 million for the six months ended June 30, 2021. The decrease in net loss was primarily attributable to higher net revenue ($26.4 million), lower cost of sales ($20.2 million), lower impairment to property, plant and equipment ($55.6 million), and gain on government loan forgiveness ($4.3 million), offset in part by higher depletion and amortization ($4.4 million), and higher income tax expense ($1.9 million), each of which are described in more detail below.

Revenue increased by $26.4 million to $46.4 million for the six months ended June 30, 2022 from $20.0 million for the six months ended June 30, 2021. The increase was primarily due to $28.8 million in revenue from the Cosalá Operations YTD-2022, less a $2.1 million decrease in gold and silver revenue due to the suspension of mining operations at Relief Canyon.

Cost of sales decreased by $20.2 million to $34.3 million for the six months ended June 30, 2022 from $54.5 million for the six months ended June 30, 2021. The decrease was primarily due to a $38.2 million decrease in cost of sales at Relief Canyon from inventory write-downs recognized in YTD-2021, offset by a $15.8 million increase in cost of sales from the Cosalá Operations in YTD-2022, and a $2.2 million increase in cost of sales from the Galena Complex due to an increase in operating costs.

Depletion and amortization increased by $4.4 million to $11.7 million for the six months ended June 30, 2022 from $7.3 million for the six months ended June 30, 2021. The increase was primarily due to a $3.0 million increase in depletion and amortization from the Cosalá Operations in YTD-2022 plus a $1.4 million increase in depletion and amortization from the Galena Complex due to increased units of production.

Impairment to property, plant and equipment of $55.6 million was recorded during the six months ended June 30, 2021 as a result of changes to Relief Canyon’s expected gold production, impairing the recovery of its net asset carrying amount. There were no comparable impairments during YTD-2022.

Gain on government loan forgiveness of $4.3 million was recorded during the six months ended June 30, 2022 as forgiveness of the Company’s loan through the Paycheck Protection Program from the U.S. CARES Act was confirmed during the period.

Income tax expense increased by $1.9 million due to income and mining taxes accrued from the Cosalá Operations during the period.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with June 30, 2022.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2022	2022	2021 [1,5]	2021 [1,5]	2021 [1,5]	2021 [1,5]	2020 [1]	2020 [1]
Revenue ($ M)	$20.0	$26.4	$14.2	$10.9	$9.5	$10.4	$8.7	$7.3
Net Loss ($ M)	(9.3)	(0.3)	(32.4)	(18.6)	(17.8)	(91.8)	(9.0)	(6.2)
Comprehensive Income (Loss) ($ M)	(7.0)	2.8	(34.9)	(19.1)	(18.7)	(87.1)	(9.6)	(5.7)

Silver Produced (oz)[2]	299,228	300,316	61,001	-	-	-	-	-
Zinc Produced (lb)[2]	9,941,949	9,573,243	4,164,185	-	-	-	-	-
Lead Produced (lb)[2]	6,447,775	6,367,477	1,672,806	-	-	-	-	-
Cost of Sales/Ag Eq Oz Produced ($/oz)[2,3,4]	$9.76	$10.26	$7.47	-	-	-	-	-
Cash Costs/Ag Oz Produced ($/oz)[2,3,4]	$(2.72)	$(9.55)	$(18.53)	-	-	-	-	-
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2,3,4]	$5.37	$(2.67)	$(14.67)	-	-	-	-	-

Current Assets (qtr. end) ($ M)	$29.1	$29.0	$23.5	$28.3	$29.4	$27.7	$20.1	$36.0
Current Liabilities (qtr. end) ($ M)	38.1	33.5	45.6	38.2	39.0	27.9	39.0	34.6
Working Capital (qtr. end) ($ M)	(9.0)	(4.5)	(22.1)	(9.9)	(9.6)	(0.2)	(18.9)	1.4

Total Assets (qtr. end) ($ M)	$209.4	$215.8	$213.4	$205.5	$207.7	$207.0	$284.8	$279.6
Total Liabilities (qtr. end) ($ M)	90.2	93.7	109.6	80.8	83.3	73.8	103.6	96.4
Total Equity (qtr. end) ($ M)	119.2	122.1	103.8	124.7	124.4	133.2	181.2	183.2

[1]
Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade and exclude the Galena Complex due to suspension of certain operating metrics during the Galena Recapitalization Plan implementation.

[2]
Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[3]
Costs per ounce measurements during Q4-2021 were based on operating results starting from December 1, 2021 following return to nameplate production of the Cosalá Operations. Throughout this MD&A, all other production results from the Cosalá Operations during Q4-2021 were determined based on total production during the period.

[4]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[5]	Certain fiscal 2021 amounts were adjusted through changes in accounting policies. See “Accounting Standards and Pronouncements” section for further information.

Liquidity

The change in cash since December 31, 2021 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2021	$2.9
Cash generated from operations	4.1
Expenditures on property, plant and equipment	(8.0)
Repayments to Glencore pre-payment facility	(1.5)
Lease payments	(1.7)
Repayments to promissory note	(1.2)
At-the-market offering	10.2
Sandstorm private placements	4.6
Delivery of metals purchased	(4.1)
Contribution from non-controlling interests	2.0
Decrease in trade and other receivables	3.5
Change in inventories	(1.1)
Change in prepaid expenses	(1.3)
Change in trade and other payables	(0.1)
Change in foreign exchange rates	0.5
Closing cash balance as at June 30, 2022	$8.8

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

The Company’s cash and cash equivalents balance increased from $2.9 million to $8.8 million since December 31, 2021 with a working capital deficit of $9.0 million mainly due to cash generated from operations, and net proceeds received from the at-the-market offering and the Sandstorm private placements in YTD-2022. This increase was offset by expenditures of property, plant and equipment (including the Galena hoist project), lease payments, repayment of the Glencore pre-payment facility, repayments to the existing promissory note, and delivery of metals to Sandstorm. Current liabilities as at June 30, 2022 were $38.0 million which is $7.6 million lower than at December 31, 2021, principally due to repayments on the outstanding Glencore pre-payment facility, and forgiveness of the U.S. CARES Act government loan.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Despite increases in the market price of silver, zinc and lead during the first half of 2022, several material uncertainties may impact the Company’s liquidity in the short term, such as: the price of commodities, general inflationary pressures, cash flow positive production at both the Company’s operating mines, the Galena Complex Recapitalization Plan, and COVID-19. The Company believes that it has sufficient access to capital and cash flow to fund its 2022 operations, development, and exploration plans while meeting production targets (other than production in respect of temporary suspension of mining operations at Relief Canyon) at current commodity price levels. In the longer term, as the Cosalá Operations sustain full production, the hoist project is finalized on the currently anticipated timing and budget and the Galena Complex is optimized on our currently anticipated plans, and the outlook for silver, zinc, copper, and lead prices remains positive, the Company believes that cash flow will be sufficient to fund ongoing operations. However, additional impairments to the carrying value of the Company’s mining interests and property and equipment may also be required depending on ongoing technical studies at Relief Canyon, or if both precious and base metal prices decrease from their current levels.

The Company’s liquidity has improved significantly since December 31, 2021 with the restart of the Cosalá Operations and continuing operational improvements at the Galena Complex in the current metal price environment. As a result, the Company’s going concern note disclosure that was present in its December 31, 2021 financial statements was removed due to the improvements in operating cash flow, working capital, net income, and metal production, among other factors. However, the ability to maintain cash flow positive production at the Cosalá Operations through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the condensed interim consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity (including the existing ATM offering) or debt securities.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

On May 11, 2020, the Company received approximately $4.5 million in loan through the Paycheck Protection Program from the U.S. CARES Act to assist with payroll and other expenses at the Galena Complex during the COVID-19 pandemic. The Company received confirmation via letter dated March 31, 2022 from the U.S. Small Business Administration that $4.3 million of the loan has been forgiven thus far. The Company has filed an appeal under the Paycheck Protection Program for the remaining $0.2 million of the loan.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Post-Employment Benefit Obligations

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see note 16 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2021). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.5 million per year for each of the next 5 years (excluding fiscal 2021 funding requirements paid during YTD-2022), with approximately $0.2 million funded during YTD-2022 (as of August 12, 2022). Interest rates and market volatility have increased in recent months which may impact future funding commitments. Further effects from COVID-19 may add significant volatility to market conditions and changes in discount rates which may impact long term annual funding requirements.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of Q2-2022 and adjusted by approximately $4.9 million as a result of significant market volatility and increases to interest rates set by central banks and governments globally. The Company expects to continue to review the pension valuation quarterly.

Capital Resources

The Company’s cash flow is dependent on delivery of its metal concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties, and, in the case of Relief Canyon, the suspension of mining operations. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $8.0 million during the six months ended June 30, 2022 (2021: $6.8 million) spent on purchase of property, plant and equipment mostly towards the Galena Complex Recapitalization Plan.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

The following table sets out the Company’s contractual obligations as of June 30, 2022:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$21,299	$21,299	$-	$-	$-
Promissory note	3,750	3,750	-	-	-
Interest on promissory note	121	121	-	-	-
RoyCap convertible debenture	12,649	-	12,649	-	-
Interest on RoyCap convertible debenture	1,852	1,010	842	-	-
Government loan	222	222	-	-	-
Metals contract liability	34,947	10,785	21,197	2,965	-
Projected pension contributions	3,187	553	1,093	1,219	322
Decommissioning provision	18,099	-	-	-	18,099
Other long-term liabilities	1,321	-	440	318	563
Total	$97,447	$37,740	$36,221	$4,502	$18,984

1 – Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in Note 18 of the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2022.

2 – Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the six months ended June 30, 2022.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the risk factors relating to the Company found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 28, 2022 or the Company’s MD&A for the year ended December 31, 2021 dated March 17, 2022. Any of these risk elements could have material adverse effects on the business of the Company. See note 26 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2021 and note 18 – Financial risk management of the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and 2021.

Inflationary pressure and global supply chain delays may negatively impact the Company’s operations

The geographic areas and markets in which the Company operates have been experiencing and continue to experience elevated inflationary pressures. During YTD-2022, the Company has experienced, among other things, higher machinery, raw material and equipment costs, as well as wage pressures in some markets. Inflationary pressures on the Company are expected to continue through 2022 and potentially further and such pressures could be exacerbated by global supply chain shortages and delays and increased input costs. Inflationary price increases and related pressures that are not offset by commodity price increases and operational efficiencies may have a material adverse effect on the Company’s results of operations and profitability.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Accounting Standards and Pronouncements

Accounting standards issued and applied

The following are changes in accounting policies effective as at January 1, 2022:

(i)            Property, plant and equipment

Amendments to IAS 16 - Property, Plant and Equipment – Proceeds before Intended Use - The standard is amended to prohibit deducting from the cost of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the Company recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The amendments apply retrospectively only to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company adopted the standard effective January 1, 2022 and retrospectively recognized $0.2 million in proceeds and costs related to sales from the Relief Canyon Mine prior to its declaration of commercial production during fiscal 2021.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

As at June 30, 2022, the Company does not have any non-hedge foreign exchange or commodity forward contracts outstanding.

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at June 30, 2022, there were 184,277,372 common shares and nil preferred shares issued and outstanding.

As at August 12, 2022, there were 184,277,372 common shares and nil preferred shares issued and outstanding, and 12,066,667 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 1,453,298.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at June 30, 2022, the Company’s CEO and CFO have certified that the DC&P are effective and that during the period ended June 30, 2022, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Technical Information

The scientific and technical information relating to the operation of the Company’s material operating mining properties and relating to mineral reserves contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The scientific and technical information relating to mineral resources and exploration contained herein has been reviewed and approved by Niel de Bruin, P.Geo., Director of Geology of the Company. Each of Messrs. Dell and de Bruin are "qualified persons" for the purposes of NI 43-101.

The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company’s consolidated financial statements, which are presented in accordance with IFRS, including the following:

●	average realized silver, zinc and lead prices;
●	cost of sales/Ag Eq oz produced;
●	cash costs/Ag oz produced;
●	all-in sustaining costs/Ag oz produced;
●	net cash generated from operating activities;
●	working capital; and
●	silver equivalent production (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Zinc and Lead Prices

The Company uses the financial measures "average realized silver price", "average realized zinc price” and “average realized lead price” because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Reconciliation of Average Realized Silver, Zinc and Lead Prices
	Q2-2022	Q2-2021[1]	YTD-2022	YTD-2021[1]
Gross silver sales revenue ('000)	$8,748	$6,586	$18,995	$13,286
Payable metals and fixed pricing adjustments ('000)	25	(23)	10	(4)
Payable silver sales revenue ('000)	$8,773	$6,563	$19,005	$13,282
Divided by silver sold (oz)	390,726	248,405	818,900	507,412
Average realized silver price ($/oz)	$22.45	$26.42	$23.21	$26.18

	Q2-2022	Q2-2021[1]	YTD-2022	YTD-2021[1]
Gross zinc sales revenue ('000)	$15,984	-	$31,584	-
Payable metals and fixed pricing adjustments ('000)	(115)	-	(102)	-
Payable zinc sales revenue ('000)	$15,869	-	$31,482	-
Divided by zinc sold (lb)	9,280,165	-	18,428,995	-
Average realized zinc price ($/lb)	$1.71	-	$1.71	-

	Q2-2022	Q2-2021[1]	YTD-2022	YTD-2021[1]
Gross lead sales revenue ('000)	$7,333	$4,550	$15,999	$9,255
Payable metals and fixed pricing adjustments ('000)	(49)	1	(56)	(12)
Payable lead sales revenue ('000)	$7,284	$4,551	$15,943	$9,243
Divided by lead sold (lb)	7,600,200	4,745,453	15,785,907	9,946,561
Average realized lead price ($/lb)	$0.96	$0.96	$1.01	$0.93

[1]	Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade.

Cost of Sales/Ag Eq Oz Produced

The Company uses the financial measure “Cost of Sales/Ag Eq Oz Produced” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cost of operations. Silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced[1]
	Q2-2022	Q2-2021[2]	YTD-2022	YTD-2021[2]
Cost of sales ('000)	$16,552	-	$33,106	-
Less non-controlling interests portion ('000)	(3,440)	-	(6,918)	-
Attributable cost of sales ('000)	13,112	-	26,188	-
Divided by silver equivalent produced (oz)	1,343,062	-	2,617,532	-
Cost of sales/Ag Eq oz produced ($/oz)	$9.76	-	$10.00	-

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced
	Q2-2022	Q2-2021[2]	YTD-2022	YTD-2021[2]
Cost of sales ('000)	$7,953	-	$15,812	-
Divided by silver equivalent produced (oz)	1,063,644	-	2,053,844	-
Cost of sales/Ag Eq oz produced ($/oz)	$7.48	-	$7.70	-

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced
	Q2-2022	Q2-2021[2]	YTD-2022	YTD-2021[2]
Cost of sales ('000)	$8,599	-	$17,294	-
Divided by silver equivalent produced (oz)	465,697	-	939,480	-
Cost of sales/Ag Eq oz produced ($/oz)	$18.46	-	$18.41	-

[1]
Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]
Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade and exclude the Galena Complex due to suspension of certain operating metrics during the Galena Recapitalization Plan implementation.

Cash Costs and Cash Costs/Ag Oz Produced

The Company uses the financial measures “Cash Costs” and “Cash Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies, and employee profit share accruals.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced[1]
	Q2-2022	Q2-2021[2]	YTD-2022	YTD-2021[2]
Cost of sales ('000)	$16,552	-	$33,106	-
Less non-controlling interests portion ('000)	(3,440)	-	(6,918)	-
Attributable cost of sales ('000)	13,112	-	26,188	-
Non-cash costs ('000)	71	-	(1,725)	-
Direct mining costs ('000)	$13,183	-	$24,463	-
Smelting, refining and royalty expenses ('000)	6,447	-	12,074	-
Less by-product credits ('000)	(20,440)	-	(40,215)	-
Cash costs ('000)	$(810)	-	$(3,678)	-
Divided by silver produced (oz)	299,228	-	599,544	-
Cash costs/Ag oz produced ($/oz)	$(2.72)	-	$(6.13)	-

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q2-2022	Q2-2021[2]	YTD-2022	YTD-2021[2]
Cost of sales ('000)	$7,953	-	$15,812	-
Non-cash costs ('000)	20	-	(1,421)	-
Direct mining costs ('000)	$7,973	-	$14,391	-
Smelting, refining and royalty expenses ('000)	5,485	-	10,184	-
Less by-product credits ('000)	(18,055)	-	(35,366)	-
Cash costs ('000)	$(4,597)	-	$(10,791)	-
Divided by silver produced (oz)	127,803	-	254,570	-
Cash costs/Ag oz produced ($/oz)	$(35.97)	-	$(42.39)	-

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q2-2022	Q2-20212[2]	YTD-2022	YTD-2021[2]
Cost of sales ('000)	$8,599	-	$17,294	-
Non-cash costs ('000)	85	-	(507)	-
Direct mining costs ('000)	$8,684	-	$16,787	-
Smelting, refining and royalty expenses ('000)	1,603	-	3,150	-
Less by-product credits ('000)	(3,975)	-	(8,081)	-
Cash costs ('000)	$6,312	-	$11,856	-
Divided by silver produced (oz)	285,707	-	574,956	-
Cash costs/Ag oz produced ($/oz)	$22.09	-	$20.62	-

[1]
Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]
Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade and exclude the Galena Complex due to suspension of certain operating metrics during the Galena Recapitalization Plan implementation.

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Produced

The Company uses the financial measures “All-In Sustaining Costs” and “All-In Sustaining Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s total costs of producing silver from operations.

All-in sustaining costs is cash costs plus all development, capital expenditures, and exploration spending, excluding costs related to the Galena Recapitalization Plan implementation.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced[1]
	Q2-2022	Q2-20212[2]	YTD-2022	YTD-2021[2]
Cash costs ('000)	$(809)	-	$(3,677)	-
Capital expenditures ('000)	2,138	-	3,761	-
Exploration costs ('000)	278	-	722	-
All-in sustaining costs ('000)	$1,607	-	$806	-
Divided by silver produced (oz)	299,228	-	599,544	-
All-in sustaining costs/Ag oz produced ($/oz)	$5.37	-	$1.34	-

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	Q2-2022	Q2-2021[2]	YTD-2022	YTD-2021[2]
Cash costs ('000)	$(4,597)	-	$(10,791)	-
Capital expenditures ('000)	1,022	-	1,393	-
Exploration costs ('000)	266	-	700	-
All-in sustaining costs ('000)	$(3,309)	-	$(8,698)	-
Divided by silver produced (oz)	127,803	-	254,570	-
All-in sustaining costs/Ag oz produced ($/oz)	$(25.89)	-	$(34.17)	-

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q2-2022	Q2-2021[2]	YTD-2022	YTD-2021[2]
Cash costs ('000)	$6,312	-	$11,856	-
Capital expenditures ('000)	1,860	-	3,946	-
Exploration costs ('000)	20	-	37	-
All-in sustaining costs ('000)	$8,192	-	$15,839	-
Galena Complex Recapitalization Plan costs ('000)	2,308	-	3,855	-
All-in sustaining costs with Galena Recapitalization Plan ('000)	$10,500	-	$19,694	-
Divided by silver produced (oz)	285,707	-	574,956	-
All-in sustaining costs/Ag oz produced ($/oz)	$28.67	-	$27.55	-
All-in sustaining costs with Galena Recapitalization Plan/Ag oz produced ($/oz)	$36.75	-	$34.25	-

[1]
Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]
Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade and exclude the Galena Complex due to suspension of certain operating metrics during the Galena Recapitalization Plan implementation.

Net Cash Generated from Operating Activities

The Company uses the financial measure “net cash generated from operating activities” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

This is a financial measure disclosed in the Company’s statements of cash flows determined as cash generated from operating activities, after changes in non-cash working capital items.

Reconciliation of Net Cash Generated from Operating Activities
	Q2-2022	Q2-2021	YTD-2022	YTD-2021
Cash generated from (used in) operating activities ('000)	$(2,312)	$(5,604)	$4,137	$(12,796)
Changes in non-cash working capital items ('000)	9,284	(9,987)	1,012	(19,108)
Net cash generated from (used in) operating activities ('000)	$6,972	$(15,591)	$5,149	$(31,904)

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2022

Working Capital

The Company uses the financial measure “working capital” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	Q2-2022	Q2-2021
Current Assets ('000)	$29,091	$29,370
Less current liabilities ('000)	(38,061)	(39,034)
Working capital ('000)	$(8,970)	$(9,664)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Production

References to silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.